Filed by Focus Impact Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Focus Impact Acquisition Corp. (File No. 001-40977)

Focus Impact Acquisition Corp. and DevvStream Announce Effectiveness of Registration Statement for Proposed Business Combination

Transaction is expected to result in DevvStream becoming the first publicly traded carbon company on a major U.S. stock exchange

VANCOUVER, BC, July 31, 2024 – Focus Impact Acquisition Corp. (“Focus Impact”) (Nasdaq: FIAC), a special purpose acquisition company, and DevvStream Holdings Inc. (“DevvStream” or the “Company”) (CBOE: DESG) (OTCQB: DSTRF) (FSE: CQ0), a leading carbon credit project co-development and generation firm specializing in technology-based solutions, today announced that the U.S. Securities and Exchange Commission (the “SEC”) has declared effective the Registration Statement on Form S-4, as amended (the “Registration Statement”), which was filed in connection with the previously announced proposed business combination between the two companies (the “Business Combination”).

Assuming satisfaction or waiver of the conditions related to the closing of the Business Combination, including approval of the Business Combination by FIAC’s and DevvStream’s shareholders, as well as approval of the Supreme Court of British Columbia, the parties anticipate that the Business Combination will close and the combined company’s common shares and warrants will commence trading on the Nasdaq Stock Market LLC (“Nasdaq”) under the tickers "DEVS” and “DEVSW,” respectively, shortly thereafter.

The Company intends to announce additional information in the coming days, including information related to the scheduling of a shareholder vote.

“We are pleased to have reached this important milestone on our journey to becoming the first publicly traded carbon streaming company on a major U.S. stock exchange,” said Sunny Trinh, CEO of DevvStream. “Voluntary and Compliance Carbon Markets present a tremendous opportunity for public and private organizations alike to efficiently achieve decarbonization goals, and we have barely scratched the surface of that potential. We believe this transaction will enable us to provide investors with a stable, long-term return on their investment while meeting the strong and growing demand for high-quality, reliable, and transparent carbon credits.”

“This is an exciting and critical milestone for the Business Combination,” said Carl Stanton, CEO of Focus Impact. “We began this process with the belief that the technical expertise and deep market knowledge of the DevvStream team distinguishes them as the best positioned company to capitalize on the need for high-quality carbon credits in a market that has been traditionally underserved by existing developers, and we appreciate the steadfast support of our investors throughout this process.”

About Focus Impact Acquisition Corp.
Focus Impact Acquisition Corp. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

About DevvStream
Founded in 2021, DevvStream is a leading authority in the use of technology in carbon project development. The Company's mission is to create alignment between sustainability and profitability, helping organizations achieve their climate initiatives while directly improving their financial health. With a pipeline of over 140 technology-based projects worldwide, DevvStream makes it simple for corporations and governments to address their net-zero goals while generating premium carbon credits in the process. DevvStream takes a programmatic approach to evaluating project opportunities, and co-develops projects spanning energy-efficient buildings, facilities and homes, industrial facilities, LED systems, EV charging stations, and technologies to seal oil wells. The Company's end-to-end proprietary solution removes the risk and complexity from every step, allowing organizations to move from project ideation to credit monetization with ease. The result is a multi-year stream of carbon credit revenue that transforms sustainability into a financial investment. In addition, for organizations that need help to offset their most difficult-to-reduce emissions, we also provide premium carbon credits for purchase.

On September 13, 2023, DevvStream and Focus Impact Acquisition Corp (NASDAQ: FIAC) ("Focus Impact") announced that they have entered into a definitive business combination agreement for a business combination that would result in the combined company (DevvStream) to be listed on Nasdaq under the ticker symbol "DEVS". On December 11, 2023, DevvStream announced the filing of a registration statement on Form S-4 with the U.S. Securities and Exchange Commission, which contains a preliminary proxy statement/prospectus in connection with the proposed business combination between DevvStream and Focus Impact (the "Business Combination"). Upon closing, the Business Combination is expected to result in DevvStream being the first publicly traded carbon credit company on a major U.S. stock exchange.

Disclaimer
Certain statements in this news release may be considered forward-looking statements. Forward-looking statements are statements that are not historical facts and generally relate to future events or Focus Impact’s or DevvStream’s future financial or other performance metrics. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, Focus Impact’s, DevvStream’s and the combined company’s expectations with respect to future performance and anticipated financial impacts of the proposed transaction, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the proposed transaction, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Focus Impact and its management, and DevvStream and its management, as the case may be, are inherently uncertain and subject to material change. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed transaction; (2) the outcome of any legal proceedings that may be instituted against Focus Impact, DevvStream, the combined company or others; (3) the inability to complete the proposed transaction due to the failure to obtain approval of the stockholders of Focus Impact and DevvStream or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed transaction that may be required or appropriate as a result of applicable laws or regulations; (5) the ability to meet Nasdaq’s or another stock exchange’s listing standards following the consummation of the proposed transaction; (6) the risk that the proposed transaction disrupts current plans and operations of Focus Impact or DevvStream as a result of the announcement and consummation of the proposed transaction; (7) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (8) costs related to the proposed transaction; (9) changes in applicable laws or regulations; (10) the possibility that Focus Impact, DevvStream or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) Focus Impact’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (12) various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Registration Statement on Form S-4 that includes a proxy statement and prospectus of Focus Impact (as amended, the “proxy statement/prospectus”), first filed with the SEC on December 4, 2023, as amended from time to time, and other filings with the SEC; and (13) certain other risks identified and discussed in DevvStream’s Annual Information Form for the year ended July 31, 2023, and DevvStream’s other public filings with Canadian securities regulatory authorities, available on DevvStream’s profile on SEDAR at www.sedarplus.ca.

These forward-looking statements are expressed in good faith, and Focus Impact, DevvStream and the combined company believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and none of Focus Impact, DevvStream or the combined company is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Focus Impact has filed or will file from time to time with the SEC and DevvStream’s public filings with Canadian securities regulatory authorities. This news release is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Focus Impact or DevvStream and is not intended to form the basis of an investment decision in Focus Impact or DevvStream. All subsequent written and oral forward-looking statements concerning Focus Impact and DevvStream, the proposed transaction or other matters and attributable to Focus Impact and DevvStream or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information and Where to Find It
In connection with the Business Combination, Focus Impact and DevvStream have prepared, and Focus Impact has filed with the SEC, the Registration Statement containing the proxy statement/prospectus with respect to the combined company’s securities to be issued in connection with the Business Combination, a proxy statement with respect to the stockholders’ meeting of Focus Impact to vote on the Business Combination and certain other related documents. Investors, securityholders and other interested persons are urged to read the preliminary proxy statement/prospectus in connection with Focus Impact’s solicitation of proxies for its special meeting of stockholders to be held to approve the Business Combination (and related matters) and general amendments thereto and the definitive proxy statement/prospectus, when available, because the proxy statement/prospectus contains important information about Focus Impact, DevvStream and the Business Combination. Focus Impact will mail the definitive proxy statement/prospectus and other relevant documents to its stockholders as of a record date to be established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Focus Impact will send to its stockholders in connection with the Business Combination. Copies of the Registration Statement, including the definitive proxy statement/prospectus and other documents filed by Focus Impact or DevvStream with the SEC, may be obtained, free of charge, by directing a request to Focus Impact Acquisition Corp., 250 Park Avenue, Suite 911, New York, New York 10177. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov). Additional details relating to the proposed Business Combination will also be available in the management information circular to be provided to shareholders of DevvStream to seek approval of the proposed Business Combination. Once mailed to the shareholders of DevvStream it will also be filed under DevvStream’s profile on SEDAR at www.sedarplus.ca.

Participants in the Solicitation
Focus Impact and its directors, executive officers, other members of management, and employees, may be deemed to be participants in the solicitation of proxies of Focus Impact's stockholders in connection with the Business Combination under SEC rules. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Focus Impact's stockholders in connection with the Business Combination is available in the Registration Statement and the proxy statement/prospectus included therein. To the extent that holdings of Focus Impact's securities have changed since the amounts printed in Focus Impact's registration statement on Form S-1 relating to its initial public offering, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Focus Impact's directors and officers in Focus Impact's filings with the SEC and in the Registration Statement, which includes the proxy statement/prospectus of Focus Impact for the Business Combination.

DevvStream and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Focus Impact in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination are included in the proxy statement/prospectus of Focus Impact for the Business Combination. You may obtain free copies of these documents as described above.

No Offer or Solicitation
This news release is for informational purposes only and does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions described herein. This news release shall also not constitute an offer to sell or the solicitation of an offer to buy the securities of Focus Impact, DevvStream or the combined company following consummation of the Business Combination, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

On Behalf of the Board of Directors,
Sunny Trinh, CEO

DevvStream Media & Investor Contacts
DevvStream@icrinc.com
info@fcir.ca
Phone: (332) 242-4316